July 2, 2009

Ron Wainshal
Chief Executive Officer
Aircastle Limited
300 First Stamford Place, 5th Floor
Stamford, Connecticut 06902

  Re: **Aircastle Limited**
    Form 10-K for the Fiscal Year Ended December 31, 2008
    Filed February 27, 2009
    File No. 1-32959
    Response Letter Dated June 29, 2009

Dear Mr. Wainshal:

  We refer you to our comment letter dated June 19, 2009 regarding business contacts with Cuba, Iran, Sudan, and Syria. We have completed our review of this subject matter and have no further comments at this time.

         Sincerely,

         Cecilia Blye, Chief
         Office of Global Security Risk

cc: Pamela Long
    Assistant Director
    Division of Corporation Finance